UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





Application of Northeast )         CERTIFICATE PURSUANT TO
Utilities on Form U-1    )         RULE 24 UNDER THE PUBLIC
File No. 70-9853         )         UTILITY HOLDING COMPANY ACT
                         )         of 1935





     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities certifies that the issuance of guarantees by Northeast Utilities for the benefit of Holyoke Water Power Company, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9853), as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-27407, dated May 25, 2001, has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Commission's order with respect thereto.

     Submitted with this Certificate is the "past tense" opinion of counsel.


                                   SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Northeast Utilities has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Northeast Utilities


                                          By:     /S/ Gregory B. Butler
                                                  Name:  Gregory B. Butler
                                                  Title: Vice President,
                                                     Secretary  and
                                                     General Counsel



Dated:  June 12, 2001.